# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Matthews International Corporation, CIK 0000063296
CUSIP: 577128101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Two Northshore Center, Pittsburgh, Pennsylvania (PA), 15212-5851
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001588456

## Reporting persons
- Private Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 515,343; shared voting power 1,228,151; sole dispositive power 515,343; shared dispositive power 1,228,151; aggregate amount beneficially owned 1,743,494 (5.59% of the class)

## Item 1. Issuer
Name of issuer: Matthews International Corporation
Address of issuer's principal executive offices: Two Northshore Center, Pittsburgh, PA, 15212-5851

## Item 2. Person Filing
Name of person filing: Private Capital Management, LLC
Address of principal business office or, if none, residence: 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34108
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 1,743,494
Percent of class: 5.59
Sole power to vote or to direct the vote: 515,343
Shared power to vote or to direct the vote: 1,228,151
Sole power to dispose or to direct the disposition: 515,343
Shared power to dispose or to direct the disposition: 1,228,151

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Private Capital Management, LLC: /s/ Chad D. Atkins, President (10/02/2026)
Comment: *PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

**PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.